UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number 0-3134

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PARK-OHIO INDUSTRIES, INC. 401(K) RETIREMENT PLAN
(f/k/a INDIVIDUAL ACCOUNT RETIREMENT PLAN OF PARK-OHIO INDUSTRIES, INC. AND ITS SUBSIDIARIES)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PARK-OHIO HOLDINGS CORP.
6065 Parkland Boulevard
CLEVELAND, OHIO 44124

EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Bober, Markey, Fedorovich & Company

*
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Park-Ohio Industries, Inc. 401(K) Retirement Plan (f/k/a Individual Account Retirement Plan of Park-Ohio Industries, Inc. and its Subsidiaries)

Date: June 13, 2016

By	/s/ Patrick W. Fogarty
	Name:	Patrick W. Fogarty
	Title:	Vice President and Chief Financial Officer

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

Park-Ohio Industries, Inc. 401(K) Retirement Plan
(f/k/a Individual Account Retirement Plan of Park-Ohio Industries, Inc. and its Subsidiaries)
December 31, 2015 and 2014 and Year Ended December 31, 2015
With Report of Independent Registered Public Accounting Firm

Park-Ohio Industries, Inc. 401(K) Retirement Plan

Audited Financial Statements and Supplemental Schedules
December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrative Committee
Park-Ohio Industries, Inc. 401(K) Retirement Plan
Cleveland, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of the Park-Ohio Industries, Inc. 401(K) Retirement Plan (formerly Individual Account Retirement Plan of Park-Ohio Industries, Inc. and its Subsidiaries) (the “Plan”) as of December 31, 2015 and 2014 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for of benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015 and Schedule of Delinquent Participant Contributions for the year ended December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Bober, Markey, Fedorovich & Company

Akron, Ohio
June 13, 2016

Park-Ohio Industries, Inc. 401(K) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Participant-directed investments, at fair value	$107,642,408	$96,111,994
Receivables:
Notes receivable from participants	2,532,812	1,720,774
Employer contributions	587,157	—
Employee contributions	655,528	407,516
Total receivables	3,775,497	2,128,290
Net assets available for benefits	$111,417,905	$98,240,284
See accompanying notes.

Park-Ohio Industries, Inc. 401(K) Retirement Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions
Investment income (loss):
Dividends and interest	$4,014,385
Net depreciation in fair value of investments	(6,887,015)
Interest income on notes receivable from participants	77,871
Total investment loss	(2,794,759)

Contributions:
Participants	7,647,710
Rollovers	242,143
Employer	587,157
8,477,010

Total additions, net	5,682,251

Deductions
Distributions to participants	10,192,610
Corrective distributions	52,765
Trustee fees and expenses	64,235
Total deductions	10,309,610
Net decrease	(4,627,359)
Transfer of assets into plan	17,804,980
Net assets available for benefits:
Beginning of year	98,240,284
End of year	$111,417,905
See accompanying notes.

Park-Ohio Industries, Inc. 401(K) Retirement Plan

Notes to Financial Statements
December 31, 2015 and 2014 and
Year Ended December 31, 2015
1. Significant Accounting Policies
Basis of Accounting

Effective July 1, 2015, the Individual Account Retirement Plan of Park-Ohio Industries, Inc. and its Subsidiaries was amended and restated to change the name to Park-Ohio Industries, Inc. 401(K) Retirement Plan (the “Plan”).  The accounting records of the Plan are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States (“GAAP”).
Investment Value and Income Recognition
All investments are under the control and management of The Charles Schwab Trust Company (the “Plan Trustee”). Purchases of investments are recorded at cost and revalued to market value at the close of each business day by the Plan Trustee. All investments of the Plan are participant directed.
Investment income and realized and unrealized gains and losses are reported as net income derived from investment activities and are allocated among the individual accounts in proportion to their respective balances immediately preceding the valuation date.
Realized gains and losses are calculated based upon historical cost of securities using the average cost method.
Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Recent Accounting Pronouncements
In May 2015, the FASB issued Accounting Standards Update ("ASU") No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Plan’s Administrative Committee is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

In July 2015, the FASB issued ASU No. 2015-12, (Part I) Fully Benefit-Response Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. ASU 2015-12 removes the requirement to; 1) measure fully benefit-responsive investment contracts at fair value; 2) disaggregate investments by nature, risks, and characteristics; 3) disclose individual investments that represent five percent or more of net assets available for benefits; and 4) disclose net appreciation or depreciation for investments by general type. Additionally, plans with a fiscal year-end that do not coincide with a calendar month-end may elect to adopt a practical expedient to measure investments and investment-related activity as of the month-end date that is closest to their fiscal year-end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015 with early adoption permitted. The Plan Administrative Committee is currently evaluating the impact of the pending adoption of ASU 2015-12 on the Plan's financial statements.

Park-Ohio Industries, Inc. 401(K) Retirement Plan
Notes to Financial Statements (continued)

2. Description of Plan
The Plan, adopted by Park-Ohio Industries, Inc. (the “Company”), a wholly-owned subsidiary of Park-Ohio Holdings Corp., was originally effective January 1, 1985 and last amended and restated on July 1, 2015 and is a defined contribution plan. The Plan generally provides that an employee who is in service of a division or group to which the Company has extended eligibility for membership in the Plan (other than a temporary employee or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate after completion of the probationary period which generally occurs after 30 days of continuous employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Individual accounts are maintained for all participants. All amounts are credited or charged to an account in terms of full and fractional investment units at the investment unit values determined as of the transaction date. Each participant designates how his share of the contributions is to be allocated among the investment funds of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
The Plan provides for contributions to be made to the Plan pursuant to a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (the “Code”). If a participant elects to have contributions made for the participant pursuant to such an arrangement, the participant’s compensation is reduced by the amount of such contributions elected and the employer makes plan contributions equal to the amount of the reduction.
The Company may terminate the Plan at any time by resolution of its Board of Directors, subject to the provisions of ERISA. In the event of the termination of the Plan, the beneficial interests of all participants under the Plan shall become fully vested.
Information about the Plan is contained in the plan document, which is available from the Company’s Plan Administrative Committee.
3. Contributions
Contributions by employees to the Plan are made via payroll deductions. Employees may contribute up to 80% of their compensation on a pretax basis. Excluding catch-up contributions for eligible participants, contributions by employees may not exceed $18,000, the Internal Revenue Service maximum contribution for 2015. Employee contributions are fully vested and nonforfeitable at all times.
The Plan provides for discretionary uniform rates of employer contributions for eligible employees, which generally include nonbargaining unit employees of the Company, so that each participant is entitled to basic contributions equal to 2% of credited compensation paid by the employer. The basic contribution is allocated among the investment options based on individual participant’s investment allocation designation. During March 2009, the Company indefinitely suspended its contributions to the Plan for non-Fluid Routing Solutions (“FRS”) employees.
For FRS employees the Company may make matching contributions and discretionary contributions. For non-union employees, the Company may match 100% of the first 2% and 50% of the next 10% of employee contributions. Effective January 1, 2011, the Company match was eliminated for union employees in accordance with the collective bargaining agreement. The matching contributions for non-union employees are subject to Company approval. As of December, 31, 2015, the Company has accrued $587,157 of matching contributions for non-union employees. Additional discretionary amounts may be contributed at the option of the Company's management. No additional discretionary contributions were made in 2015.
Corrective distributions to participants represent current year contributions and earnings on such deposits that must be returned to employees to ensure Plan compliance with additional limitations in the Code on contributions by highly compensated individuals.
Participants of the Plan can make changes to their account through Schwab Retirement Plan Services, Inc. The current provision of the system permits a participant to change investment allocation percentages daily and change payroll deferral percentages on the first day of every month.
4. Notes Receivable from Participants
A participant may borrow from contributions and earnings a minimum of $1,000 and a maximum of the lesser of 50% of the participant’s eligible account or $50,000. Loan repayments are made via payroll deductions on after-tax dollars, which commence thirty to sixty days after receipt and acceptance of the loan check. Terms of the participant loans are five years for a

Park-Ohio Industries, Inc. 401(K) Retirement Plan
Notes to Financial Statements (continued)

personal loan and fifteen years for a mortgage loan, with interest payable at prime plus 1%. Interest rates on participant loans at December 31, 2015 range from 4.25% to 8.75% with maturities of varying dates.
5. Investments
Investments that represent 5% or more of fair value of the Plan’s net assets, with comparative amounts, are as follows:

	December 31,
	2015	2014

Schwab Value Advantage Money Fund	$16,290,457	$11,845,529
American Funds Growth Fund of America R4	14,770,567	10,064,038
American Funds Washington Mutual Investors Fund Class R-4	9,254,320	9,724,949
Metropolitan West Total Return BD	8,516,402	—
Oakmark Equity and Income Fund Class I	8,387,393	9,046,665
Schwab S&P 500 Index Fund	6,316,765	5,393,202
MassMutual Select Midcap GWTH EQ II R5	5,851,421	—
Schwab Managed Retirement Trust Fund 2020 Class II	5,129,233	5,095,979
Park-Ohio Stock Fund	3,648,683	6,186,408
JP Morgan Core Bond Fund Select Class	—	7,874,079
Neuberger Berman Genesis Fund Trust Class	—	5,900,040
During 2015, the Plan’s investments (including investments purchased and sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Depreciation in Fair Value of Investments

Park-Ohio Holdings Corp. Park-Ohio Stock Fund	$(2,420,954)
Mutual funds	(4,374,266)
Common/collective trusts	(91,795)
Total	$(6,887,015)

6. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets and liabilities.

•
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets or liabilities in active markets;

Park-Ohio Industries, Inc. 401(K) Retirement Plan
Notes to Financial Statements (continued)

•	quoted prices for identical or similar asset or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity).
Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). The Plan had no Level 3 investments during as of December 31, 2015 and 2014 or for the year ended December 31, 2015.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value.
Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end as determined by the closing price reported on the active market on which the individual securities are traded.
Common stock fund:  Valued based on the underlying investments within the fund which comprise of Park-Ohio Holdings Corp. common stock and cash equivalents.
Common/collective trusts: Valued at the NAV of shares held by the Plan at year end. Common/collective trusts are invested to earn returns that match or exceed U.S. or international equity indexes.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The Plan has not changed its valuation techniques for measuring fair value during the year ended December 31, 2015.
The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfer. There were no transfers between levels during the years presented.

Park-Ohio Industries, Inc. 401(K) Retirement Plan
Notes to Financial Statements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Total
Mutual funds:
Large Cap	$40,352,960	$—	$40,352,960
Mid Cap	9,084,613	—	9,084,613
Small Cap	1,889,866	—	1,889,866
Income	8,387,393	—	8,387,393
International	6,443,550	—	6,443,550
Target Retirement Date	5,582,876	—	5,582,876
Money Market	16,290,457	—	16,290,457
	88,031,715	—	88,031,715
Common/collective trusts:
Target Retirement Date	—	15,962,010	15,962,010
Common stock fund:
Domestic Small Cap	—	3,648,683	3,648,683
Total assets at fair value	$88,031,715	$19,610,693	$107,642,408

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Total
Mutual funds:
Large Cap	$29,448,802	$—	$29,448,802
Mid Cap	8,663,748	—	8,663,748
Small Cap	2,114,312	—	2,114,312
Income	9,046,665	—	9,046,665
International	6,381,572	—	6,381,572
Debt	7,874,079	—	7,874,079
Money Market	11,845,529	—	11,845,529
	75,374,707	—	75,374,707
Common/collective trusts:
Target Retirement Date	—	14,550,879	14,550,879
Common stock fund:
Domestic Small Cap	—	6,186,408	6,186,408
Total assets at fair value	$75,374,707	$20,737,287	$96,111,994
At December 31, 2015, the Plan had no unfunded commitments related to common/collective trust funds. The redemption of common/collective trust funds is subject to the preference of individual Plan participants and, with the exception of the American Funds Growth Fund of America R4 (“American Funds”), contain no restrictions on the timing of redemption; however, participant redemptions may be subject to certain redemption fees.  The American Funds contain a restriction, whereby, if a shareholder sells $5,000 or more in shares, he or she is restricted from purchasing back into the investment for 30 days.
7. Benefits

Park-Ohio Industries, Inc. 401(K) Retirement Plan
Notes to Financial Statements (continued)

A participant is entitled to receive the full value of his or her account upon (1) normal retirement at age 65; (2) attainment of at least age 55 and 10 years of service; (3) death, or total and permanent disability as determined by the plan administrator upon the basis of competent medical opinion, or (4) termination of employment after six years of credited service. Such benefits may be paid in a lump sum cash payment, an elective installment option or an elective annuity option. Distributions to participants are recognized when paid.
In the event of termination of employment, a participant has a vested right in the participant’s share of the Company’s contributions determined as follows:

Credited Vesting Service (non-FRS employees)	Vested Percentage

Less than 2 years	0%
At least 2 years but less than 3 years	20%
At least 3 years but less than 4 years	40%
At least 4 years but less than 5 years	60%
At least 5 years but less than 6 years	80%
6 years or more	100%

Credited Vesting Service (FRS employees)	Vested Percentage

Employer matching contributions are subject to the following vesting schedule:
Less than 2 years	—
After 2 years	100%

Discretionary contributions are subject to the following vesting schedule:
Less than 3 years	—
After 3 years	100%

The portion of the Company’s contributions that are not vested in such terminated participants will generally be forfeited and may be used to reduce the Company’s obligations to the Plan. The total forfeited contributions by participants of the Plan was $45,002 during 2015.
A participant may withdraw in cash a portion of the participant’s contributions subject to certain limitations and restrictions. The hardship withdrawal may be used to purchase a principal residence, avoid foreclosure on a mortgage or eviction, or pay bona fide medical, education, funeral or repair of residence expenditures.
8. Related-Party Transactions
Certain plan investments are mutual funds or common collective trust funds managed by the Plan Trustee. Therefore, these transactions qualify as party in interest. The Plan pays for investment management, trustee and other plan administration fees which amounted to $64,235 for the year ended December 31, 2015.
At December 31, 2015 and 2014, the Plan held 219,668 and 224,715 units of Park-Ohio Holdings Corp. common stock fund with a fair value of $3,648,683 and $6,186,408, respectively.
9. Income Tax Status

A determination letter received by the Internal Revenue Service ("IRS") dated April 29, 2015 stating that the Plan is qualified under Section 401(a) of the Code, but subject to execution, which occurred on May 12, 2015.  Subsequent to the Plan’s May 12, 2015 execution, the Plan was amended and restated on July 1, 2015 and an opinion letter dated June 19, 2014 was received. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt as of December 31, 2015

Park-Ohio Industries, Inc. 401(K) Retirement Plan
Notes to Financial Statements (continued)

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
10. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
11. Transfer

Effective July 1, 2015, the employees of FRS were merged into the Plan. The total impact to the Plan was a transfer of $17,804,980.

Supplemental Schedules

Park-Ohio Industries, Inc. 401(K) Retirement Plan
EIN #34-6520107          Plan #011
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2015

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity value		(d) Cost	(e) Current Value
	Common Stock Fund
*	Park-Ohio Holdings Corp.	219,668	units of Park-Ohio Stock Fund	**	$3,648,683
	Mutual Funds
*	Schwab	16,290,457	shares of Value Advantage Money Fund	**	16,290,457
	American Funds	360,522	shares of Growth Fund of America R4	**	14,770,567
	American Funds	241,817	shares of Washington Mutual Investors Fund Class R-4	**	9,254,320
	Metropolitan West	801,921	shares of Metropolitan West Total Return BD	**	8,516,402
	Oakmark	293,573	shares of Equity and Income Fund Class I	**	8,387,393
	Schwab	200,151	shares of S&P 500 Index Fund	**	6,316,765
	MassMutual	325,260	shares of MassMutual Select Midcap GWTH EQ II R5	**	5,851,421
	Templeton	237,615	shares of World Fund Class A	**	3,566,616
	Vanguard	21,740	shares of Vanguard Mid Cap Index Fund Admiral	**	3,233,192
	Goldman Sachs	37,881	shares of Goldman Sachs Small-Cap Value Instruments	**	1,889,866
	American Funds	37,727	shares of Europacific Growth Fund Class R-4	**	1,679,244
	T Rowe Price	35,207	shares of T Rowe Price New Horizons Fund	**	1,494,906
	Dodge & Cox	32,831	shares of Dodge & Cox International Stock Fund	**	1,197,690
	T Rowe Price	53,970	shares of T Rowe Price Retirement 2030 Fund	**	1,177,096
	T Rowe Price	55,518	shares of T Rowe Price Retirement 2020 Fund	**	1,093,158
	T Rowe Price	42,993	shares of T Rowe Price Retirement 2040 Fund	**	970,789
	T Rowe Price	51,597	shares of T Rowe Price Retirement 2025 Fund	**	771,378
	T Rowe Price	31,455	shares of T Rowe Price Retirement 2035 Fund	**	496,672
	T Rowe Price	20,579	shares of T Rowe Price Retirement 2010 Fund	**	347,372
	T Rowe Price	24,370	shares of T Rowe Price Retirement 2015 Fund	**	333,378
	T Rowe Price	10,378	shares of T Rowe Price Retirement 2045 Fund	**	157,333
	T Rowe Price	8,320	shares of T Rowe Price Retirement 2055 Fund	**	105,742
	T Rowe Price	7,429	shares of T Rowe Price Retirement 2050 Fund	**	94,649
	T Rowe Price	2,480	shares of T Rowe Price Retirement Balance Fund	**	35,309

	Common/Collective Trusts
*	Schwab	25,299	units of Managed Retirement Trust Fund 2010 Class II	**	534,061
*	Schwab	216,332	units of Managed Retirement Trust Fund 2020 Class II	**	5,129,233
*	Schwab	80,860	units of Managed Retirement Trust Fund 2030 Class II	**	4,664,370
*	Schwab	163,548	units of Managed Retirement Trust Fund 2040 Class II	**	4,384,732
*	Schwab	71,360	units of Managed Retirement Trust Fund 2050 Class II	**	1,028,296
*	Schwab	13,928	units of Managed Retirement Trust Income Fund Class II	**	221,318
	Total investments, at fair value				$107,642,408

*	Participant loans	Varying maturity dates with interest rates ranging from 4.25% to 8.75%		$—	$2,532,812

*	Indicates party-in-interest to the Plan.
**	Cost – not required.

Park-Ohio Industries, Inc. 401(K) Retirement Plan
EIN #34-6520107          Plan #011
Schedule H, Line 4a – Schedule of Delinquent Contributions
Year Ended December 31, 2015

Participant Contributions Transferred Late to the Plan	Total That Constitute Nonexempt Prohibited Transactions
Check here if late participant loan contributions are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

☐		$57
☐		$344